EXHIBIT 99.2

SECOND AMENDMENT

To California Pizza Kitchen, Inc.

Employee Stock Purchase Plan

This SECOND AMENDMENT dated as of May 7, 2003 (this “Amendment”) amends the California Pizza Kitchen, Inc. (the “Corporation”) Employee Stock Purchase Plan (the “Plan”) and is made with reference to the following facts (all capitalized terms not otherwise defined herein have the meanings set forth in the Plan):

WHEREAS, on February 28, 2003, the Board adopted an amendment to the Plan, subject to shareholder approval, to increase the number of shares of Common Stock available for issuance under the Plan by substituting the number “seven hundred fifty thousand (750,000)” in lieu of the number “three hundred seventy-five thousand (375,000),” which is the current number of shares authorized under the Plan after giving effect to a 1-for-2 reverse stock split effected by the Corporation in 2000; and

WHEREAS, on May 7, 2003, a majority of the shareholders of the Corporation present and voting at a duly noticed and held meeting at which a quorum was present ratified and approved the increase in the number of shares available for issuance under the Plan.

NOW, THEREFORE, the terms of the Plan are amended as follows:

1. Amendment to the Plan. Section 3(a) of the Plan is deleted in its entirety and replaced with the following:

Subject to the provisions of paragraph 12 relating to adjustments upon changes in stock, the stock that may be sold pursuant to rights granted under the Plan shall not exceed in the aggregate 750,000 shares of the Company’s $0.01 par value common stock (the “Common Stock”). If any right granted under the Plan shall for any reason terminate without having been exercised, the Common Stock not purchased under such right shall again become available for the Plan.